Free Writing Prospectus

Dated November 13, 2017

Filed pursuant to Rule 433

Registration Number 333-221322

MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607
1 (888) 422-6562
NASDAQ: MBFI

PRESS RELEASE

For Information at MB Financial, Inc. contact:

Berry Allen - Investor Relations

E-Mail: beallen@mbfinancial.com

FOR IMMEDIATE RELEASE

MB Financial, Inc. Announces Public Offering of Depositary Shares

MB Financial Bank, N.A. Announces Offering of Subordinated Notes

CHICAGO (November 13, 2017) – MB Financial, Inc. (the “Company” or “MB Financial”) (Nasdaq: MBFI) announced today it has commenced an underwritten registered public offering of depositary shares, each representing a 1/40th interest in a share of fixed-rate Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). MB Financial has applied to list the depositary shares on the NASDAQ Stock Market.

The depositary shares are being offered pursuant to a prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) as part of an effective shelf registration statement on Form S-3.

The Company intends to use the net proceeds from the offering of depositary shares to fund the redemption of some or all of the 4,000,000 outstanding shares of its Series A Preferred Stock, at a per share redemption price of $25 plus the per share amount of any dividends that have been declared but not paid prior to the redemption date, and for general corporate purposes, which may include the repayment of indebtedness.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are serving as lead joint bookrunning managers for the depositary shares offering.  J.P.

Morgan Securities LLC and Sandler O’Neill & Partners, L.P. are serving as joint bookrunning managers for the depositary shares offering.

Concurrent with the Company’s offering of depositary shares, MB Financial Bank, N.A., a wholly owned subsidiary of the Company (“MB Bank”), commenced an offering of fixed-to-floating rate subordinated notes due 2027. MB Bank intends to use the net proceeds from the subordinated notes offering for general corporate purposes.

Sandler O’Neill & Partners, L.P. is serving as the sole book-running manager; Goldman Sachs & Co. LLC, U.S. Bancorp Investments, Inc. and Brean Capital, LLC are serving as co-managers for the subordinated notes offering.

Additional Information Relating to the Depositary Shares Offering

The Company has filed a registration statement (File No. 333-221322) (including a prospectus) and a preliminary prospectus supplement (which is subject to completion) with the SEC for the offering of depositary shares to which this communication relates.  Before you invest in the depositary shares, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of depositary shares.  You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus and preliminary prospectus supplement for the depositary shares offering by contacting:

•                  Merrill Lynch, Pierce, Fenner & Smith Incorporated at Attention: Prospectus Department, One Bryant Park, New York, NY 10036, or by telephone at 1-800-294-1322, or by email at dg.prospectus_requests@baml.com

•                  UBS Securities LLC at Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019 or by telephone at (888) 827-7275

Additional Information Relating to the Subordinated Notes Offering

The subordinated notes to which this communication relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being offered and sold pursuant to regulations of the Office of the Comptroller of the

Currency and in reliance on an exemption from the registration requirements of the Securities Act provided by Section 3(a)(2) of the Securities Act.  Before you invest in the subordinated notes, you should read the preliminary offering circular relating to the subordinated notes, the final offering circular relating to the subordinated notes (when available) and the other documents incorporated by reference therein for more complete information about MB Bank and the subordinated notes offering. Copies of the preliminary offering circular may be obtained by contacting Sandler O’Neill & Partners, L.P., Attn: Syndicate, 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, Tel: (866) 805-4128 or Email: syndicate@sandleroneill.com.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company or MB Bank, nor shall there be any sale of such securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction in the absence of an applicable exemption from such registration or qualification requirements. The securities of the Company and MB Bank are not deposits and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency.

MB Financial is the Chicago-based holding company for MB Bank which has approximately $20 billion in assets and a more than one hundred year history of building deep and lasting relationships with middle-market companies and individuals.  MB Financial offers a full range of powerful financial solutions and the expertise and experience of bankers who are focused on their clients’ success.

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Safe Harbor Statement: Statements in this press release that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. By their nature, such statements are subject to numerous factors that could cause actual results to differ materially from those anticipated in the statements, including the ability of the Company and the Bank to complete the offerings described herein, the anticipated use of proceeds from the offerings and various other factors, including those set forth in the preliminary prospectus supplement filed by the Company with the SEC for the depositary shares offering and in other documents filed by the Company with the SEC.  You should not place undue reliance on any forward-looking statements and the Company and MB Bank undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.